Mail Stop 4561

August 11, 2008

Hugh Wang
Chairman
Pansoft Company Limited
3/f, Qilu Software Park Building
Jinan Hi-tech Zone
Jinan, Shandong,
People's Republic of China 250101

>   **RE: Pansoft Company Limited**
>   **Registration Statement on Form S-1/A**
>   **File No. 333-150992**
>   **Date Filed: July 28, 2008**

Dear Mr. Wang:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments.

Independent Auditors' Report, page F-1

1.   Please refer to prior comment 1. We note that the auditors have updated their opinion to reflect their review of the stock split that occurred on July 21, 2008 (as discussed in Note 15). Please explain how your auditors were able to opine on this subsequent event on June 23, 2008 when the split was not effected until July 21, 2008 or revise the filing as necessary.

Exhibit 23.1

2.   The consent provided by the Company's independent auditors references a report dated July 25, 2008 when in fact the Independent Auditors' Report included on page F-1 is dated February 28, 2008, except as to Note 15, which is as of June 23, 2008. Please revise to include a consent from the Company's auditors, which references the opinion included in the filing.

General

3.   Please update the financial statements pursuant to Rule 8-08 of Regulation S-X.

4.   Please file an executed escrow agreement prior to effectiveness.

* * * *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Megan Akst at (202) 551-3407 or Kathleen Collins, Accounting Branch Chief at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Ingram at (202) 551-3397. If you require further assistance, you may contact me at (202) 551-3730.

                                                Sincerely,

                                                Barbara C. Jacobs
                                                Assistant Director

cc: Bradley A. Haneberg, Esq.
        Kaufman & Canoles
        (804) 771-5777 - facsimile